(Securities Code 7203)
June 24, 2010
To All Shareholders:
President Akio Toyoda
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Resolutions Adopted at FY2010 Ordinary General Shareholders’ Meeting

Dear Shareholder,

The reports made and resolutions adopted at the FY2010 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) today are as follows:

Reports:
Reports on business review, unconsolidated and consolidated financial statements for FY2010 (April 1, 2009 through March 31, 2010) and report by Accounting Auditor and the board of Corporate Auditors on the audit results of the consolidated financial statements for FY2010.

Details pertaining to the above were reported.

Resolutions:
Proposed Resolution 1:	Distribution of Surplus

Payment of a year-end dividend of 25 yen per share was approved as proposed.

The total amount of the annual dividends for the fiscal year ended March 31, 2010 will be 45 yen per share combined with the interim dividend.

Proposed Resolution 2:	Election of 27 Directors

Approved as proposed. The following 27 persons were elected and have assumed their positions as directors:

Fujio Cho, Katsuaki Watanabe, Kazuo Okamoto, Akio Toyoda, Takeshi Uchiyamada, Yukitoshi Funo, Atsushi Niimi, Shinichi Sasaki, Yoichiro Ichimaru, Satoshi Ozawa, Akira Okabe, Shinzo Kobuki, Akira Sasaki, Mamoru Furuhashi, Iwao Nihashi, Tadashi Yamashina, Takahiko Ijichi, Tetsuo Agata, Masamoto Maekawa, Yasumori Ihara, Takahiro Iwase, Yoshimasa Ishii, Takeshi Shirane, Yoshimi Inaba, Nampachi Hayashi, Nobuyori Kodaira and Mitsuhisa Kato

Proposed Resolution 3:	Election of 3 Corporate Auditors

Approved as proposed. The following 3 persons were elected and have assumed their positions as corporate auditors:
Masaki Nakatsugawa, Yoichi Morishita and Akishige Okada

Mr. Yoichi Morishita and Mr. Akishige Okada satisfy the qualifications of outside corporate auditors as stipulated in Article 2, Paragraph 16 of the Corporation Act of Japan.

Proposed Resolution 4:	Issuance of Stock Acquisition Rights for the Purpose of Granting Stock Options

Approved as proposed.  Pursuant to Articles 236, 238 and 239 of the Corporation Act of Japan, Stock Acquisition Rights shall be granted without consideration to Directors, Managing Officers, employees, and other persons in similar positions at TMC and its affiliates, and determination of the terms and conditions of the offering of such rights shall be delegated to the Board of Directors.

Stock acquisition rights granted to Directors of TMC without consideration constitute remuneration other than cash of indeterminate value to Directors.  Consequently, the calculation method to determine the value of the Stock Acquisition Rights to be allotted to the Directors as remuneration was also approved.

At the Board of Directors meeting held today after the conclusion of the General Shareholders’ Meeting, 25 persons were elected as directors with special titles and assumed their respective positions.

Chairman of the Board Fujio Cho, Vice Chairmen Katsuaki Watanabe and Kazuo Okamoto, President Akio Toyoda, Executive Vice Presidents Takeshi Uchiyamada, Yukitoshi Funo, Atsushi Niimi, Shinichi Sasaki, Yoichiro Ichimaru, and Satoshi Ozawa were elected and assumed their positions as representative directors.

In addition, at the Board of Directors meeting held after the conclusion of the General Shareholders’ Meeting, 49 managing officers were also elected and assumed their positions.

The new directors, corporate auditors and managing officers are as follows:

Chairman of the Board	Fujio Cho	Senior Managing Director	Takahiko Ijichi
Vice Chairman	Katsuaki Watanabe	Senior Managing Director	Tetsuo Agata
Vice Chairman	Kazuo Okamoto	Senior Managing Director	Masamoto Maekawa
President	Akio Toyoda	Senior Managing Director	Yasumori Ihara
Executive Vice President	Takeshi Uchiyamada	Senior Managing Director	Takahiro Iwase
Executive Vice President	Yukitoshi Funo	Senior Managing Director	Yoshimasa Ishii
Executive Vice President	Atsushi Niimi	Senior Managing Director	Takeshi Shirane
Executive Vice President	Shinichi Sasaki	Senior Managing Director	Mitsuhisa Kato
Executive Vice President	Yoichiro Ichimaru	Director	Yoshimi Inaba
Executive Vice President	Satoshi Ozawa	Director	Nampachi Hayashi
Senior Managing Director	Nobuyori Kodaira	Full-time Corporate Auditor	Yoshikazu Amano
Senior Managing Director	Akira Okabe	Full-time Corporate Auditor	Chiaki Yamaguchi
Senior Managing Director	Shinzo Kobuki	Full-time Corporate Auditor	Masaki Nakatsugawa
Senior Managing Director	Akira Sasaki	Corporate Auditor	Yoichi Kaya
Senior Managing Director	Mamoru Furuhashi	Corporate Auditor	Yoichi Morishita
Senior Managing Director	Iwao Nihashi	Corporate Auditor	Akishige Okada
Senior Managing Director	Tadashi Yamashina	Corporate Auditor	Kunihiro Matsuo

Managing Officers

Tatsuya Kaneko	Kiyotaka Ise	Kenji Suzuki	Yoichi Inoue
Masanao Tomozoe	Didier Leroy	Mitsuhiro Sonoda	Steve St. Angelo
Real C. Tanguay	Hiroyuki Yokoyama	Yoshihiko Matsuda	Johan van Zyl
Takahiro Fujioka	Koei Saga	Masashi Isogai	Kunihiko Ogura
Hirofumi Muta	Shigeki Terashi	Shunichi Konishi	Kazuhiro Kobayashi
Shigeki Suzuki	Takuo Matsui	Hiroshi Miyata	Kazuo Ohara
Katsutada Masumoto	Norihiko Arai	Koichi Sugihara	Shuichi Koyama
Yasushi Kohara	Soichiro Okudaira	Kazuhiro Miyauchi	Shigeki Tomoyama
Shigeru Hayakawa	Hiroyuki Ochiai	Takuo Sasaki	Satoshi Takae
Hisayuki Inoue	Yasuo Kawada	Satoru Mouri	Kazuya Inagaki
Hiroji Onishi	Naoki Miyazaki	Hiroyoshi Yoshiki
Keiji Masui	James E. Lentz	Osamu Nagata
Kenji Miura	Masahiro Kato	Moritaka Yoshida